Room 4561

April 13, 2006

Mr. Robert Lewis
Chief Financial Officer
Imergent, Inc.
754 E. Technology Avenue
Orem, UT 84097

> **Re:** **Imergent, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2005**
> **Filed March 9, 2006**
> **File No. 001-32277**

Dear Mr. Lewis:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Very truly yours,

Brad Skinner
Accounting Branch Chief